

August 14, 2023

Mike Lavin
President, Chief Operating Officer and Chief Legal Officer
CONSUMER PORTFOLIO SERVICES, INC.
19500 Jamboree Road
Irvine, California 92612

> **Re: CONSUMER PORTFOLIO SERVICES, INC.**
> **Amendment No. 1 Form S-3 filed August 7, 2023**
> **File No. 333-272653**

Dear Mike Lavin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

We may have rescission liability..., page 14

1. We reissue in part Comment No. 1 from our letter dated June 29, 2023. Please tell us the reason(s) for the potential rescission liability.

General

2. We reissue Comment No. 3 from our letter dated June 29, 2023. Excluding Part III information is only permissible in the event that you reasonably believe that you will file a proxy statement containing the information within 120 days of the fiscal year end. In the future, if you don't intend to file your proxy within 120 days of the fiscal year end, you must include it within the Form 10-K in order for your entire 10-K to be timely filed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Todd Schiffman at 202-551-3491 or Chris Windsor at 202-551-3419 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance